                              www.nedakethanol.com
                         Tim Borer - Secretary/Treasurer
                                December 10, 2008

VIA FEDEX AND EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
Att'n: Mr. Ernest Greene
100 F. Street, N.E.
Stop 7010
Washington, D.C. 20549

Re:      NEDAK Ethanol, LLC ("Company")
         File No. -52597

Dear Mr. Greene:

     We have  received  your  letter  dated  December  3,  2008  ("Letter")  and appreciate the comments  provided by the staff therein  respecting the Company's periodic  reports.  Pursuant to your request,  we wish to advise that we plan to fully respond to the Letter's  comments at the time we file our quarterly report on Form 10-Q for the period  ending  September 30, 2008. We plan on so filing by
December 19, 2008, and will fully explain the reasons for filing on such date at that time.

     The  Company  does hereby  acknowledge  the  following:  (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings,  (2)
staff  comments or changes to  disclosure  in response to staff  comments do not foreclose the  Commission  from taking any action with respect to a filing,  and
(3) the Company  may not assert  staff  comments as a defense in any  proceeding initiated by the Commission or any person under the federal  securities  laws of the United States.

     We look forward to resolving  the  Letter's  comments and your  concerns as soon as  possible.  Since our counsel is  assisting  us with  responding  to the
Letter and our periodic  reports,  it would be most efficient for you to contact him directly should you have any questions respecting this communication, at the following point of contact:  Mr. Daniel Peterson,  Husch Blackwell  Sanders LLP,
(314) 345-6246.

                                       Sincerely,
                                       /S/ TIMOTHY BORER
                                       Timothy Borer,
                                       Treasurer and Principal Financial Officer